Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
June 2, 2010
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel — Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cooper Industries plc (“Cooper”)
Form 10-K for the fiscal year ended December 31, 2009
Filed February 19, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
File no. 001-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated May 18, 2010 with respect to the above-referenced file.
Form 10-Q for the Fiscal Quarter ended March 31, 2010
Note 2. Pending Contribution of Tools Business Assets and Liabilities to Joint Venture, page 5
     As noted in the disclosure included in our Form 10-Q for the fiscal quarter ended March 31, 2010, Cooper entered into a Framework Agreement with Danaher Corporation to create a joint venture combining Cooper’s Tools business with certain Tools businesses from Danaher’s Tools and Components Segment (the “Joint Venture”). Cooper and Danaher will each own a 50% interest in the Joint Venture, have equal representation on the Board of Directors and have 50% voting interest in the Joint Venture.
     Upon completion of the Joint Venture, which is currently anticipated in June 2010, Cooper plans to deconsolidate the Tools assets and liabilities to be contributed to the Joint Venture, including related amounts of accumulated other nonowner changes in

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 2, 2010

equity (primarily related to cumulative translation adjustments) and recognize Cooper’s 50% ownership interest in the Joint Venture at fair value as an equity investment. Cooper anticipates accounting for our ongoing investment in the Joint Venture under the equity method of accounting. In making this preliminary evaluation of the accounting treatment, Cooper has preliminarily determined that deconsolidation upon completion of the Joint Venture will be appropriate as Cooper will no longer have a controlling financial interest in the Tools assets and liabilities being contributed to the Joint Venture as further explained below.
     Under the terms of the draft Amended and Restated Operating Agreement of Apex Tool Group LLC (which will be finalized upon completion of the Joint Venture), significant business and operational decisions that impact the Joint Venture will require a majority vote (4 of 6 directors) or a supermajority vote (5 of 6 directors) of the Board of Directors. The Joint Venture Board of Directors will include 6 directors with Cooper and Danaher each appointing 3 directors, none of whom will be officers of the Joint Venture. Resolution of any subject matter not agreed to by the Joint Venture Board of Directors as required through a majority or supermajority vote may be resolved, upon due notice, through the negotiation and mutual agreement of a senior executive designated by each of Cooper and Danaher, such senior executive not currently serving as a Joint Venture Director. If the designated senior executives are unable to reach mutual agreement, then the unresolved matter is subject to the negotiation and mutual agreement of the Chief Executive Officers of Cooper and Danaher. If the subject matter remains unresolved after this escalation process, then the matter shall be submitted to mediation. If the subject matter is not resolved through mutual agreement within 20 days after the appointment of a mediator, an impasse will be deemed to exist with respect to the subject matter. Under the terms of the Operating Agreement, the sole remedy for an impasse is the negotiation and mutual agreement by Cooper and Danaher.
     After the initial contributions related to the formation of the Joint Venture are completed, neither Cooper nor Danaher is obligated or permitted to make any capital contributions unless such capital contribution is requested by a supermajority vote of the Joint Venture Board of Directors. Such capital contribution request will be on a prorata basis based on the relative ownership interests in the Joint Venture at the time of such board approval.
     Under the terms of the Framework Agreement, the Joint Venture is required to have available at closing a credit facility and term debt financing in an amount not less than $190 million. The terms of the credit facility and term debt financing for the Joint Venture, which are subject to completion, are anticipated to have no recourse to Cooper or Danaher.
     Cooper expects the Joint Venture will be exempted from the evaluation as a VIE under ASC 810-10-15-17(d) as discussed further below. As such, Cooper looked to other

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 2, 2010

consolidation guidance in GAAP. Cooper determined that consolidation will not be appropriate under other GAAP since Cooper will not have a majority voting interest in or otherwise have control of the Joint Venture. Because Cooper will be able to exert significant influence over the activities of the Joint Venture, Cooper has preliminarily determined that the equity method of accounting will be the appropriate accounting treatment for our anticipated investment in the Joint Venture (ASC 323).
     As noted above, Cooper expects the Joint Venture will be exempted from the evaluation as a VIE under ASC 810-10-15-17(d). In making this preliminary assessment, Cooper notes that the Joint Venture is a business, as defined by ASC 805, that a) is under the joint control of both Cooper and Danaher, b) Cooper and its related parties will not provide more than half of the equity, subordinated debt, or other forms of subordinated financial support to the Joint Venture, c) the Joint Venture activities are independent of the activities of Cooper’s other businesses, and d) the Joint Venture activities primarily relate to the business of designing, manufacturing, producing, marketing, distributing and selling the products of the contributed Tools businesses. Further, the equity of the Joint Venture will be sufficient for its operations and the partners will proportionally share losses and returns.
     Under the guidance in ASC 810, the gain or loss on the deconsolidation will be the difference between the fair value of the equity investment in the Joint Venture and the carrying amount of the Tools assets and liabilities to be contributed to the Joint Venture, including any related amounts of accumulated other comprehensive income. As noted in the disclosure included in our Form 10-Q for the quarter ended March 31, 2010, it is anticipated that Cooper will recognize a net after-tax loss on the transaction currently estimated at approximately $100 million, which will include an after-tax gain from the contribution of the Tools net assets to the Joint Venture, an after-tax non-cash loss of approximately $100 million from recognition of the Tools related accumulated other nonowner changes in equity, and the recognition of incremental deferred income taxes on the difference between the fair value of the equity investment and Cooper’s income tax basis in the Tools assets and liabilities. The actual net after tax loss will be determined at the completion of the Joint Venture and may be significantly different than the $100 million currently estimated due to changes in the underlying net assets of the Tools business, the related tax basis, the related accumulated other nonowner changes in equity, or the fair value of the equity investment.
     While Cooper does not expect any significant changes in the facts and circumstances considered in making this preliminary determination of the appropriate accounting treatment for our anticipated investment in the Joint Venture, Cooper will finalize the determination of such accounting treatment upon finalization of the Joint Venture.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 2, 2010

In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8460.
Sincerely,
/s/ Rick L. Johnson
Rick L. Johnson
Vice President, Controller and Chief Accounting Officer

cc:	Terry A. Klebe David A. Barta